UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 15, 2020

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

On October 14, 2020 ArcelorMittal issued the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1
Press release dated October 14, 2020, reporting that ArcelorMittal has announced the results of the invitation for offers to sell for cash up to a maximum aggregate principal amount of EUR 1.0 billion of its  EUR 750,000,000 3.125% Notes due January 14, 2022 and EUR 500,000,000 0.95% Notes due January 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL
Date: October 15, 2020

By:	/s/ HENK SCHEFFER
Name: Henk Scheffer
Title: Group Secretary & Group Compliance & Data Protection Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1
Press release dated October 14, 2020, reporting that ArcelorMittal has announced the results of the invitation for offers to sell for cash up to a maximum aggregate principal amount of EUR 1.0 billion of its  EUR 750,000,000 3.125% Notes due January 14, 2022 and EUR 500,000,000 0.95% Notes due January 17, 2023.